Exhibit 3.9

THIRD AMENDMENTS

TO THE BY-LAWS

OF

GLOBALOPTIONS GROUP, INC.

DATED SEPTEMBER 12, 2013

Section 1.4 of ARTICLE I of the By-Laws of GlobalOptions Group, Inc. ADOPTED ON November 3, 2006 as amended by Amendments to the By-Laws dated January 19, 2012 (collectively, the “Bylaws”) is hereby amended and restated in its entirety to read as follows:

“SECTION 1.4 Quorum. Except as otherwise required by Delaware law or the Certificate of Incorporation, the holders of record of a majority of the voting power of all the then outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the meeting. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is obtained. At any such adjourned session of the meeting at which there shall be present or represented the holders of record of the requisite number of shares, any business may be transacted that might have been transacted at the meeting as originally called.”

Section 1.6(a) of ARTICLE I of the By-Laws is hereby amended and restated in its entirety to read as follows:

“(a) Each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder; provided that, for so long as any share of Series B Preferred Stock remains outstanding, the aggregate of all votes entitled to be cast by the holders of shares of capital stock other than Series B Preferred Stock, by virtue of holding such shares, shall represent twenty percent (20%) of the total votes entitled to be cast by the stockholders, and the aggregate of all votes entitled to be cast by the holders of shares of Series B Preferred Stock, by virtue of holding such shares, shall represent eighty percent (80%) of the total votes entitled to be cast by the stockholders.”

Section 1.9 of ARTICLE 1 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“SECTION 1.9 List of Stockholders Entitled to Vote. At least 10 days before every meeting of stockholders a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number and class of shares registered in the name of each stockholder, shall be prepared and shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, at a place within the city where the meeting is to be held. Such list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.”